Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                April 14, 2020



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8669
                      American Recovery Portfolio Series
                                 (the "Trust")
                      CIK No. 1799234 File No. 333-237311
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. THE STAFF NOTES THAT THE SECOND SENTENCE IN THE SECTION ENTITLED "OBJECTIVE" STATES THAT "[U]NDER NORMAL CIRCUMSTANCES, THE TRUST WILL INVEST AT LEAST 80% OF ITS ASSETS IN U.S. COMPANIES." PLEASE DISCLOSE THE SPECIFIC CRITERIA THAT WILL BE USED TO DETERMINE WHICH COMPANIES QUALIFY AS "U.S. COMPANIES."

      Response: In accordance with this comment, that sentence has been replaced with the following disclosure:

      Under normal circumstances, the Trust will invest at least 80% of its assets in companies headquartered or incorporated in the United States.

      2. THE STAFF NOTES THAT THE STATED GOAL WITH THE PORTFOLIO IS TO "CHOOSE WELL-CAPITALIZED COMPANIES WITH STRONG MARKET POSITIONS." THE STAFF FURTHER NOTES THAT THE TERM "RECOVERY" IN THE FUND NAME WOULD ALSO APPEAR TO SUGGEST AN EMPHASIS ON AMERICAN COMPANIES RECOVERING FROM A MACRO EVENT OR A COMPANY SPECIFIC EVENT. PLEASE REVISE THE STRATEGY DISCLOSURE AS APPROPRIATE TO DISCLOSE ANY SUCH CRITERIA USED IN THE SELECTION OF THE FUND'S INVESTMENTS.

      Response: In accordance with this comment, additional disclosure has been added to clarify that the goal is to choose companies that the Sponsor believes have the potential to lead the economic recovery once the COVID-19 pandemic is behind us. Additional disclosure has also been added to the section entitled "Portfolio Selection Process" describing how the securities are selected for the Trust.

Risk Factors
____________

      3. THE STAFF NOTES THAT THE RISK DISCLOSURE INCLUDES A STATEMENT REGARDING THE COVID-19 IMPACT AND ASKS THE TRUST TO PLEASE CONSIDER WHETHER THE TRUST'S RISK DISCLOSURES, INCLUDING CURRENT ECONOMIC CONDITIONS, SHOULD BE UPDATED IN LIGHT CURRENT MARKET EVENTS AND CONDITIONS RESULTING FROM THE PANDEMIC. IF THE REGISTRANT BELIEVES THAT NO UPDATED DISCLOSURE IS WARRANTED, PLEASE EXPLAIN SUPPLEMENTALLY WHY NOT.

      Response: The current disclosure regarding the COVID-19 impact in the "Current Economic Conditions" risk has been replaced with the following:

      Local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility. The recent outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The global economic impact of the COVID-19 outbreak is impossible to predict but is expected to disrupt manufacturing, supply chains and sales in affected areas and negatively impact global economic growth prospects. The COVID-19 outbreak has also caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of the COVID-19 outbreak may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

      4. PLEASE INCLUDE A RISK FACTOR FOR LARGE CAPITALIZATION COMPANIES OR EXPLAIN SUPPLEMENTALLY WHY IT IS NOT RELEVANT.

      Response: "Large Capitalization Companies" risk has been added to the prospectus.

      5. THE STAFF NOTES THAT THE DISCLOSURE FOR HEALTH CARE MENTIONS THE AMERICAN HEALTH CARE ACT OF 2017. PLEASE CLARIFY SUPPLEMENTALLY YOUR BELIEF THAT THIS PROPOSED LEGISLATION IS STILL MATERIAL NOTWITHSTANDING THE FAILURE OF THE COMPANION SENATE BILL IN JULY OF 2017, OR DELETE THE REFERENCE.

      Response: The reference to the American Health Care Act of 2017 has been deleted and the "Health Care" risk has been updated with more current disclosure.

Registration Statement
______________________

      6. PLEASE INCLUDE A HYPERLINK TO EACH EXHIBIT AND OTHER INFORMATION INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT, IF PUBLICLY AVAILABLE ON EDGAR. SEE FAST ACT MODERNIZATION AND SIMPLIFICATION OF REGULATION S-K, RELEASE NO. 33-10618 (MAR. 20, 2019).

      Response: The Registration Statement for the Trust has been updated in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ________________________
                                               Daniel J. Fallon